Exhibit 99.1

Black Fox Complex

December 31, 2016 (Audited) and 2015 (Unaudited)

Table of contents

Independent Auditor’s Report	2
Carve-out statements of operations and income (loss)	4
Carve-out statements of financial position	5
Carve-out statements of cash flows	7
Notes to the carve-out financial statements	8 – 29

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Independent auditors’ Report

To the Board of Directors of Primero Mining Corp.

We have audited the accompanying carve-out financial statements of Black Fox Complex, which comprise the carve-out statement of financial position as at December 31, 2016, the carve-out statements of operations and comprehensive loss, equity in net assets, and cash flows for the year then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Carve-out Financial Statements

Management is responsible for the preparation and fair presentation of these carve-out financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of carve-out financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these carve-out financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the carve-out financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the carve-out financial statements. The procedures selected depend on judgment, including the assessment of the risks of material misstatement of the carve-out financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the carve-out financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the carve-out financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the carve-out financial statements referred to above present fairly, in all material respects, the financial position of Black Fox Complex as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter – Going concern

The accompanying carve-out financial statements have been prepared assuming that Black Fox Complex will continue as a going concern. As discussed in Note 2 b) to the carve-out financial statements, Black Fox Complex has no committed sources of financing and is dependent on financing from its parent to fund its future operations that raises substantial doubt about its ability to continue as a going concern.  Management’s plans in regard to these matters are also described in Note 2 b). The carve-out financial

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statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Other Matter – Basis of presentation

We draw attention to Note 1 to the accompanying carve-out financial statements which describes the basis of preparation used in these carve-out financial statements. The carve-out financial statements are prepared for inclusion in the Form 8-K/A filing of McEwen Mining Inc. in connection with McEwen Mining Inc.’s acquisition of Black Fox Complex.  Our opinion is not modified with respect to this matter.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants
Toronto, Canada
December 15, 2017

Black Fox Complex

Carve-out STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

YEARS ENDED DECEMBER 31, 2016 (Audited) AND 2015 (Unaudited)

(In thousands of United States dollars)

	Notes	2016	2015

Revenue	5	$71,595	$78,112
Operating expenses		(54,815)	(59,811)
Depreciation and depletion		(16,131)	(21,312)
Total cost of sales		(70,946)	(81,123)

Earnings from mine operations		649	(3,011)
Mining interest impairment charge	4	(118,000)	(81,000)
General and administrative expenses	6	(1,109)	(2,112)

Loss from operations		(118,460)	(86,123)
Finance expenses		(534)	(13)
Foreign exchange (loss) gain		(503)	2,845
Other income (expense)		135	6

Loss before income taxes		(119,362)	(83,285)

Income tax recovery (expense)	7(a)	1,200	6,980

Net loss, also being comprehensive loss, for the period		($118,162)	($76,305)

See accompanying notes to the financial statements.

Black Fox Complex

CONDENSED CARVE-OUT STATEMENTS OF FINANCIAL POSITION

YEARS ENDED DECEMBER 31, 2016 (Audited) AND 2015 (Unaudited)

(In thousands of United States dollars)

		December 31	December 31
	Notes	2016	2015

Assets
Current assets
Cash and cash equivalents	9	$4,722	$11,226
Inventories	10	11,380	15,828
Other		658	1,371
Total current assets		16,760	28,425

Non-current assets
Restricted cash	9	4,577	5,920
Mining interests	11	85,680	185,485
Long-term stockpile	10	-	5,694
Total assets		$107,017	$225,524

Liabilities
Current liabilities
Trade and other payables		$9,744	$7,876
Flow through share liability		-	1,200
Current debt	12	1,203	4,666
Total current liabilities		10,947	13,742

Non-current liabilities
Decommissioning liability	13	19,909	18,970
Long-term debt	12	406	1,227
Total liabilities		$31,262	$33,939

Equity in net assets		$75,755	$191,585
Total liabilities and equity in net assets		$107,017	$225,524

Commitments and contingencies (Note 16)

See accompanying notes to the consolidated financial statements.

Black Fox Complex

Carve-out STATEMENTS OF EQUITY IN NET ASSETS

YEARS ENDED DECEMBER 31, 2016 (Audited) AND 2015 (Unaudited)

(In thousands of United States dollars)

Equity in Net Assets

Balance, January 1, 2015	$246,381
Cash contributions from Parent	19,652
Non-cash contributions by Parent	1,857
Loss for the period	(76,305)
Balance, December 31, 2015	$191,585

Cash contributions from Parent	1,533
Non-cash contributions by Parent	799
Loss for the period	(118,162)
Balance, December 31, 2016	$75,755

See accompanying notes to the consolidated financial statements.

Black Fox Complex

Carve-out STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2016 (Audited) AND 2015 (Unaudited)

(In thousands of United States dollars)

	Notes	2016	2015

Operating activities
Loss before income taxes		($119,362)	($83,285)
Adjustments for:
Depreciation and depletion	11	16,131	21,312
Mining interest impairment charge	4	118,000	81,000
Unrealized foreign exchange loss (gain)		380	(2,637)
Other		2,262	4,905
Other adjustments
Interest and finance expenses		533	13
Operating cash flow before working capital changes		17,944	21,308
Changes in non-cash working capital	8	7,290	(8,338)
Cash provided by operating activities		$25,234	$12,970

Investing activities
Expenditures on mining interests	11	($30,260)	($33,880)
Cash used in investing activities		($30,260)	($33,880)

Financing activities
Financing from parent, net		$1,533	$19,652
Payments on capital leases	12(a)	(4,497)	(5,715)
Release of restricted cash		1,564	9,846
Cash (used in) provided by financing activites		($1,400)	$23,783

Effect of foreign exchange rate changes on cash		($78)	$-

(Decrease) increase in cash		($6,504)	$2,873
Cash, beginning of period		11,226	8,353
Cash, end of period		$4,722	$11,226

See accompanying notes to the consolidated financial statements.

Black Fox Complex

NOTES TO THE Carve-out FINANCIAL STATEMENTS

December 31, 2016 (Audited) and 2015 (Unaudited)

 (In thousands of United States dollars unless otherwise stated)

1.Corporate Information and Basis of Presentation

Black Fox Complex (the “Project”) as presented is not a legal entity and represents the net assets associated with a producing property, the Black Fox mine and mill and adjacent properties, Grey Fox and Pike River. The Project is located in Timmins, Ontario, Canada.

On October 6, 2017, McEwen Mining Inc. completed the acquisition of the Project for adjusted gross proceeds of $27.5 million and a pending release of associated restricted cash of approximately $5.0 million. Following the completion of the sale transaction on October 6, 2017, the Project’s reliance on funding transferred from Primero to McEwen Mining Inc., the purchaser, who has indicated a committement to the advancement of the Project. These financial statements represent the activities, assets and liabilities of the Project on a “carve-out” basis from the consolidated financial statements of Primero Mining Corp. (“Primero” or the “Owner”) and present the carve-out financial position, carve-out statement of operations, carve-out statement of equity in net assets, and carve-out statement of cash flows of the Project as if the Project had been accounted for on a stand-alone basis and include the Project’s share of assets, liabilities, revenues and expenses.

Because the Project was part of a legal entity, these carve-out financial statements depict the divisional equity in net assets, representing the amount associated specifically with the net assets of the Project. Estimates, when necessary, have been used to prepare such allocations as follows:

•	Equity in net assets represents the net assets associated specifically with the Project.
•	Corporate level debt at the consolidated level in the corporate legal entity has not been allocated to these carve-out financial statements.
•	Corporate level expenses that are directly attributable to the Project are reflected in these financial statements.
•	Corporate level expenses not specifically related to the Project have not been allocated as they are not deemed necessary to the operations.

The funding and management of the legal entity are performed on a consolidated basis. Accordingly, cost of funding the Project including debt and related interest expenses are not allocated to these carve-out financial statements. Funding provided to the Project by the Owner represents amounts invested in the Project without any repayment obligations and these amounts have been included in equity.

These carve-out financial statements are prepared for inclusion in the Form 8-K/A filing of McEwen Mining Inc. in connection with McEwen Mining Inc.’s acquisition of the Project.

These carve-out financial statements are not necessarily indicative of the results that would be attained if the Project had been operated as a separate legal entity during the periods presented, and, therefore, are not necessarily indicative of future operating results.

Black Fox Complex

NOTES TO THE Carve-out FINANCIAL STATEMENTS

December 31, 2016 (Audited) and 2015 (Unaudited)

 (In thousands of United States dollars unless otherwise stated)

2.Summary of Significant Accounting Policies

a) Statement of compliance and adoption of IFRS

These combined financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), International Accounting Standards (“IAS”s) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”) and the former Standing Interpretations Committee (“SIC”). These are the Project’s first annual financial statements prepared under IFRS and have been prepared in accordance with IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”).

IFRS does not provide guidance for the preparation of carve-out financial statements, and accordingly in preparing the carve-out financial statements, certain accounting conventions commonly used for the preparation of historical financial statements have been applied.

The Project’s date of transition to IFRS is January 1, 2015, and management applied IFRS 1, First time adoption ("IFRS 1") to the preparation of its carve-out financial statements, using the carrying amounts included in the consolidated financial statements of Primero, whose transition date was January 1, 2010, in accordance with the regulations in effect for the adoption of IFRS at that date. Beginning January 1, 2015, the Business adopted IFRS, and elected the exemption under IFRS 1D.16 (a) since it became a first-time adopter later than its parent, Primero.

These carve-out financial statements were approved by the Owner’s Board of Directors on December 15, 2017.

b)  Basis of presentation and going concern

These carve-out financial statements have been prepared on a going concern basis, under the historical cost basis, except for certain financial instruments which are presented at fair value.

The Project recorded a loss from operations for the year ended December 31, 2016 of ($118,162) and did not generate enough cash from operations to support its investing activities. The Project is subject to risks and challenges impacting its operations including, but not limited to, the ability to secure adequate financing to meet its minimum capital requirements and to successfully satisfy its commitments and continue as a going concern. As the Project does not currently have any committed sources of financing, it is dependent upon its ultimate parent company for funding its activities. Management believes such funding will be available.

The above noted factors represent material uncertainties that cast substantial doubt on the ability of the Project to continue as a going concern. These carve-out financial statements do not include the adjustments to the amounts and classification of assets and liabilities that would be necessary should the Project be unable to continue as a going concern. These adjustments may be material.

c)  Functional and presentation currency

These carve-out financial statements are presented in U.S. dollars, which is the functional currency of the Project and its operations.

Black Fox Complex

NOTES TO THE Carve-out FINANCIAL STATEMENTS

December 31, 2016 (Audited) and 2015 (Unaudited)

 (In thousands of United States dollars unless otherwise stated)

d)  Revenue recognition

Revenue is derived from the sale of gold. Revenue is recognized on individual contracts when there is persuasive evidence that all of the following criteria are met:

▪	the significant risks and rewards of ownership have been transferred to the buyer;
▪	neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold have been retained;
▪	the amount of revenue and costs to sell can be measured reliably;
▪	it is probable that the economic benefits associated with the transaction will flow to the Project and collectability of proceeds is reasonably assured.

All of these criteria are met based on the contract with the respective buyers which generally coincides with the receipt of the sales proceeds.  Sales prices are based on the terms of the contract or at spot prices.

e)  Inventories

Inventories including finished goods (gold), work-in-progress, and stockpiled ore are valued at the lower of average production cost and net realizable value. Net realizable value is calculated as the estimated price at the time of sale less estimated future production costs to convert the inventories into saleable form.

Ore extracted from a mine is stockpiled and subsequently processed into finished goods.  Production costs including mining and milling costs, applicable overhead costs, depreciation and depletion are capitalized to inventory depending on its current location and condition.   Inventories of stockpiled ore that are not expected to be processed in the next year are classified as non-current inventories.

Inventories also include supplies, which are valued at the lower of average cost or replacement cost.

f)  Financial instruments

All financial instruments are required to be measured at fair value on initial recognition. Measurement in subsequent periods depends upon whether the financial instrument is classified as fair value through profit or loss (FVTPL), available-for-sale, held-to-maturity, loans and receivables, or other liabilities.

Financial instruments classified as FVTPL are measured at fair value with gains and losses recognized in the statement of operations and comprehensive loss. Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities classified as other liabilities, are measured at amortized cost. Trade and other receivables, cash and cash equivalents, and restricted cash are classified as loans and receivables, and are measured at amortized cost.  Trade and other payables are classified as other financial liabilities, and are also measured at amortized cost.

Black Fox Complex

NOTES TO THE Carve-out FINANCIAL STATEMENTS

December 31, 2016 (Audited) and 2015 (Unaudited)

 (In thousands of United States dollars unless otherwise stated)

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

▪	The rights to receive cash flows from the asset have expired, or
▪

The Project has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through ‘arrangement; and either (a) the Project has transferred substantially all the risks and rewards of the asset, or (b) the Project has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Project could be required to pay under the guarantee.

g)  Mining interests

The Project categorizes mining interests based on the type of asset and/or the stage of operation,  development or exploration of the property.

Land, buildings, plant and equipment includes land, mobile and stationary equipment, and refining and processing facilities for all properties regardless of their stage of development or operation.

Mineral properties include:

•

Development and operating properties which include capitalized development and stripping costs, cost of assets under construction, capitalized exploration and evaluation costs and mineral interests for those properties currently in operation for which development has commenced or for which technical feasibility and commercial viability have been determined; and

•	Pre-development properties which include exploration and evaluation costs and mineral interests for those properties for which development has not commenced.

Land, buildings, plant and equipment

Upon initial acquisition, land, buildings, plant and equipment are valued at cost, being the purchase price and the directly attributable costs of acquisition or construction required to bring the asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management.

In subsequent periods, buildings, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment charges.  Land is stated at cost less any impairment in value and is not depreciated.

Buildings, plant and equipment are depreciated (net of residual value) using the straight-line method based on estimated useful lives.

Black Fox Complex

NOTES TO THE Carve-out FINANCIAL STATEMENTS

December 31, 2016 (Audited) and 2015 (Unaudited)

 (In thousands of United States dollars unless otherwise stated)

Where significant components of an asset have differing useful lives, depreciation is calculated on each separate component. The estimated useful life of each item or part has due regard to both its own physical life limitations and the present assessment of economically recoverable reserves of the mine property at which the item is located, and to possible future variations in those assessments. Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates which affect depreciation are accounted for prospectively.

The expected useful lives are as follows:

Plant and buildings	5 years to life of mine
Equipment and vehicles	4 years to life of mine
Computer equipment	3 to 5 years

Mining properties

The cost of acquiring mineral reserves and mineral resources is capitalized in the statement of financial position as incurred.

Mine development costs incurred to develop areas of the mine which will be mined in future periods are capitalized and depleted when the related mining area is mined. Mine development costs incurred to prepare current production areas are considered operating expenses and expensed in the year as incurred.

Mining properties are depleted using the units-of-production method over the mine’s estimated proven and probable reserves and, if appropriate, an estimate of the portion of resources expected to be classified as reserves.

The Owner’s depletion estimation methodology allocates mining properties from operating mines into a depletable component and a non-depletable component upon initial acquisition. The value assigned to the depletable component is equal to the value assigned to the proven and probable reserves and a portion of resources of the asset.  The value assigned to the non-depletable component is the value assigned to the exploration potential of the asset and the remaining resources not included in the depletable component.  Values allocated to both the depletable and non-depletable components may be adjusted prospectively when there has been a significant change in the reserves, resources and/or exploration potential.

The allocation of values to the proven and probable reserves, resources and exploration potential of the asset are based on the discounted cash flow analysis of the Owner’s future expected cash flows at each operating mine. The depletable component is depleted over 100% of reserves and a portion of resources included in the Owner’s discounted cash flow analysis.   The non-depletable component is not depleted but, in combination with the depletable component, is evaluated for impairment when events and changes in circumstances indicate that the carrying amount may not be recoverable.

Reserves (including proven and probable) and resources (including measured, indicated and inferred) are based on the definitions in National Instrument 43-101 – Standards of Disclosure for

Black Fox Complex

NOTES TO THE Carve-out FINANCIAL STATEMENTS

December 31, 2016 (Audited) and 2015 (Unaudited)

 (In thousands of United States dollars unless otherwise stated)

Mineral Projects (“NI 43-101”). Exploration potential is the mineralization quantified by the Owner’s geologists with a sufficient degree of confidence to include in the Owner’s fair value determination, but without the necessary level of measurement precision to enable it to be classified as a resource as defined by NI 43-101.

Each year, coinciding with the updated reserve and resource estimates, the Owner expects that a portion of resources will be transferred to reserves and a portion of exploration potential will be transferred to resources. As a result, the category of non-depletable mineralization is expected to reduce and, in the absence of further additions to exploration potential, eventually be fully classified within the depletable component over the life of mine.

When considering the portion of resources to include in the depletion base of the depletable component, management considers the resources which are believed to have the probability of eventually being classified as proven and probable reserves, which includes:

▪	resources that can be economically mined and are therefore commercially viable, considering management’s assumptions on cut off grades, long-term gold prices and exchange rates,
▪	historical experience and available geological and drilling information of the area under consideration.

Development costs incurred during a period are added to the total mining property capitalized at the commencement of the period in calculating the depletion expense.  Future development costs necessary to access resources, have been taken into account when determining the pattern of depletion for the Owner’s mining properties; such costs are included in the discounted cash flow analysis and are determined by the Owner’s geologists and engineers based on an in-depth knowledge of the mine and planned development work to access resources.

Exploration and evaluation expenditures

Exploration and evaluation expenditures are charged to the statement of operations and comprehensive loss in the period incurred unless management determines that probable future economic benefits will be generated as a result of the expenditures.

Once a project has been established as technically feasible and commercially viable, the capitalized expenditures are tested for impairment and transferred from exploration and evaluation costs to development costs within mining properties. If events take place subsequently and such project is no longer considered commercially viable it would be transferred back from development costs to exploration and evaluation expenditures.

Major maintenance and repairs

Expenditure on major maintenance and repairs includes the cost of replacement parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will be available to the Owner, that expenditure is capitalized and the carrying amount of the item replaced derecognized. Similarly, overhaul costs associated with major maintenance are capitalized when it is probable that future economic benefits will be available and any remaining carrying amounts of the cost of previous overhauls are derecognized. All other maintenance and repair costs are expensed as incurred.

Black Fox Complex

NOTES TO THE Carve-out FINANCIAL STATEMENTS

December 31, 2016 (Audited) and 2015 (Unaudited)

 (In thousands of United States dollars unless otherwise stated)

Borrowing costs

Borrowing costs directly relating to the financing of qualifying assets are added to the capitalized cost of those projects until such time as the assets are substantially ready for their intended use or sale which, in the case of mining properties, is when they are capable of commercial production. Where funds have been borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using weighted average of rates applicable to relevant general borrowings of the Owner during the period.

All other borrowing costs are recognized in the statement of operations and comprehensive loss in the year in which they are incurred.  Borrowing costs are included as part of interest paid in the statement of cash flows.

Leases

The Owner holds leases for office space and equipment.  Leases are classified as either finance or operating leases.

Assets held under finance leases, where substantially all of the risks and rewards of ownership have passed to the Owner, are capitalized in the statement of financial position at the lower of the fair value of the leased property and the present value of the minimum lease payments during the lease term calculated using the interest rate implicit in the lease agreement. The corresponding liability to the lessor is included in the statement of financial position as a finance lease obligation. Capitalized amounts are determined at the inception of the lease and are depreciated over the shorter of their useful economic lives or the lease term. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the statement of operations and comprehensive loss as finance expense unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Owner’s accounting policy on borrowing costs.

Leases where substantially all of the risks and rewards of ownership have not passed to the Owner are classified as operating leases. Rentals payable under operating leases are charged to the statement of operations and comprehensive income (loss) as operating expenses or general and administrative expenses on a straight-line basis over the lease term.

Impairment of non-current assets

The carrying amounts of assets included in mining interests are reviewed for impairment when events and changes in circumstances indicate that the related carrying amounts may not be recoverable. In addition, capitalized exploration and evaluation costs are assessed for impairment upon demonstrating commercial viability of a project. The carrying amounts of the assets are compared to the recoverable amount of the assets whenever events or changes in circumstances indicate that their carrying value may not be recoverable.  The recoverable amount is the higher of value-in-use and fair value less cost of disposal (FVLCD).

Black Fox Complex

NOTES TO THE Carve-out FINANCIAL STATEMENTS

December 31, 2016 (Audited) and 2015 (Unaudited)

 (In thousands of United States dollars unless otherwise stated)

For mining assets, when a binding sale agreement and observable market prices are not readily available, FVLCD is estimated using a discounted cash flow approach for each of the Owner’s cash generating units (CGUs) to which the individual assets are allocated. The assumptions used in determining the FVLCD for the CGU’s include long-term mining plans, long-term commodity prices, discount rates, foreign exchange rates and values of un-modeled mineralization.

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount.  An impairment is recognized immediately as an expense.

Where an impairment subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, subject to the amount not exceeding the carrying amount that would have been determined had no impairment been recognized for the asset (or CGU) in prior periods.  A reversal of impairment is recognized during the period in the statement of operations and comprehensive loss.

The carrying values of the Project’s mining assets are subject to changes in subsequent periods, based on indications of value.

Disposal

Upon disposition, an item within mining interests is derecognized, and the difference between its carrying value and net sales proceeds is disclosed as a gain or loss on disposal in the statement of operations and comprehensive loss.

h)  Income taxes

The income taxes associated with the Project’s carve-out financial statements have been calculated as if it had operated as a separate taxpayer within Ontario, Canada.  Therefore, the income tax expense for the period is the amount of tax payable or refundable based on the Project’s hypothetical tax returns, and is presented as current tax expense.

Deferred income tax is determined using the expected manner of recovering the accounting carrying value of assets and is recorded using the asset and liability method, which compares the accounting and tax basis of the Project’s assets and liabilities and deferred taxes are recognized with respect to the temporary differences between such basis.

Deferred taxes are calculated using rates that are expected to apply to temporary differences when they are reversed, based on enacted laws or which have been substantially enacted at the reporting date.  The tax amounts recorded in the carve-out statements of operations and comprehensive loss are not necessarily representative of the tax amounts that may arise in the future.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Black Fox Complex

NOTES TO THE Carve-out FINANCIAL STATEMENTS

December 31, 2016 (Audited) and 2015 (Unaudited)

 (In thousands of United States dollars unless otherwise stated)

Uncertain income tax positions are recorded in the financial statements when probable and measured at the amount expected to be paid to (recovered from) the taxation authority using the Project’s best estimate of the amount.

i)  Provisions

General

Provisions are recognized when the Owner has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Owner expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the statement of operations and comprehensive loss net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as finance expense in the statement of operations and comprehensive loss.

Decommissioning liability

The Owner records a liability for the estimated reclamation and closure of a mine, including site rehabilitation and long-term treatment and monitoring costs, discounted to net present value; this liability is then accreted to full value over the life of the mine with the accretion charge being recorded as a finance expense. The net present value is determined using the liability-specific risk-free interest rate. The estimated net present value of reclamation and closure cost obligations is re-measured each reporting period or when changes in circumstances occur and/or new material information becomes available. Increases or decreases to the obligations arise due to changes in legal or regulatory requirements, the extent of environmental remediation required, cost estimates and the discount rate applied to the obligation. The net present value of the estimated cost of these changes is recorded in the period in which the change is identified and quantifiable. Reclamation and closure cost obligations relating to operating mines and development projects are recorded with a corresponding increase to the carrying amounts of related assets and the adjusted cost is depreciated on a prospective basis.

j)Recent pronouncements issued

The Owner has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact in the future on the Project.  The Owner is currently evaluating the impact of adopting these standards on its consolidated financial statements.

In May 2014, the IASB issued IFRS 15 - Revenue from Contracts with Customers (IFRS 15) which supersedes existing standards and interpretations including IAS 18, Revenue. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

Black Fox Complex

NOTES TO THE Carve-out FINANCIAL STATEMENTS

December 31, 2016 (Audited) and 2015 (Unaudited)

 (In thousands of United States dollars unless otherwise stated)

The Project does not anticipate that its current method of recognition and measurement of gold sales will be affected by this standard.

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (IFRS 9).  This standard is effective for annual periods beginning on or after January 1, 2018, and permits early adoption.  IFRS 9 provides a revised model for recognition, measurement and impairment of financial instruments and includes a substantially reformed approach to hedge accounting. The Project does not currently anticipate a significant impact on its financial statements as a result of IFRS 9.

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16). IFRS 16 is effective for periods beginning on or after January 1, 2019, with early adoption permitted, provided IFRS 15 has been adopted. IFRS 16 eliminates the current dual model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Instead, there is a single, on-balance sheet accounting model that is similar to current finance lease accounting for lessees. The Project does not currently anticipate a significant impact on its financial results as a result of IFRS 16.

3.Critical Accounting Estimates and Judgments

The preparation of these financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities at the date of the financial statements. If in future such judgements, estimates and assumptions, which are based on management’s experience and knowledge of the relevant facts and circumstances at the date of the financial statements, deviate materially from actual circumstances, the original judgements, estimates and assumptions will be modified as appropriate in the period in which the circumstances change.

a) Accounting estimates

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Project’s assets and liabilities are as follows:

(i)Estimated recoverable reserves and resources

The Project estimates its proven and probable mineral reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. Estimated ounces from mineral reserves and resources as well as estimates for exploration potential are included in the Project’s estimation of future cash flows. These cash flows are based on factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in estimated ounces may impact the carrying value of assets, reclamation and remediation obligations, recognition of deferred tax amounts,  depreciation and depletion, and impairment charges.

Black Fox Complex

NOTES TO THE Carve-out FINANCIAL STATEMENTS

December 31, 2016 (Audited) and 2015 (Unaudited)

 (In thousands of United States dollars unless otherwise stated)

(ii)  Determination of useful lives of property, plant and equipment

Property, plant and equipment are depreciated to their estimated residual value over the estimated useful life of the asset. Should the actual useful life of the property, plant or equipment vary, future depreciation charges may change.

(iii)  Impairment charges

Non-current assets are tested for impairment if there is an indicator of impairment.    The impairment analysis requires the use of estimates and assumptions, including amongst others, long-term commodity prices, discount rates, length of mine life, future production levels, future operating costs, future capital expenditures and tax estimates.  The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances the carrying value of the assets may be impaired or a prior period’s impairment charge reversed with the impact recorded in the statements of operations and comprehensive loss.

(iv) Decommissioning liability

The Owner’s accounting policy for the recognition of accrued site closure costs requires significant estimates and assumptions such as the requirements of the relevant legal and regulatory framework, the magnitude of possible disturbance and the timing, extent and costs of required closure, rehabilitation activity and applicable discount rates. Changes to these estimates and assumptions may result in actual expenditures in the future differing from the amounts currently provided for. The decommissioning liability is periodically reviewed and updated based on the available facts and circumstances.

(v) Income Taxes

Each period, the Project evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, the market price for gold, production costs, quantities of proven and probable reserves, interest rates and foreign currency exchange rates.

(vi) Valuation of inventory

All inventory, other than supplies, is valued at the lower of average cost or net realizable value. Management is required to make various estimates and assumptions to determine the value of stockpiled ore, in-circuit inventories and doré inventories. The estimates and assumptions include surveyed quantities of stockpiled ore, in-circuit process volumes, gold contents of both, costs to recover saleable ounces, recoverable ounces once processed and the price per ounce of gold when ounces of gold are expected to be recovered and sold.

Black Fox Complex

NOTES TO THE Carve-out FINANCIAL STATEMENTS

December 31, 2016 (Audited) and 2015 (Unaudited)

 (In thousands of United States dollars unless otherwise stated)

b) Accounting judgments

The critical judgments that the Owner’s management have made that have the most significant effect on the amounts recognized in the Owner’s consolidated financial statements are as follows:

(i) Functional currency

The determination of a subsidiary’s functional currency often requires significant judgment where the primary economic environment in which an entity operates may not be clear. This can have a significant impact on the consolidated results of the Project.

4.Mining Interest Impairment Charge

In accordance with our accounting policy, non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. When there is an indicator of impairment the impacted CGU is tested for impairment separately.

In 2016, the Owner’s share price declined such that the carrying value of its net assets exceeded its market capitalization. In addition, during the fourth quarter, the Owner identified impairment indicators at Black Fox Complex, including operating performance and a lack of new ore discoveries, and as a result, recorded non-cash impairment charges of $118.0 million,  based on FVLCD, which exceeds the value in use for the CGU. The impairment has been recognized in the carve-out statement of operations and comprehensive loss within “Mining interest impairment charge”. This impairment charge does not reflect the sale transaction noted in note 1.

For the year ended December 31, 2015 the Project recorded non-cash impairment charges of $81.0 million.

The recoverable amount was determined as the FVLCD for the CGU. FVLCD was determined based on the net present value of the future estimated cash flows expected to be generated from the continued use of the CGU, using assumptions derived from observable market indicators and the current life-of–mine plan as at December 31, 2016. The mine plan is typically developed annually and is based on management’s current best estimates of optimized mine and processing plans, future operating costs and the assessment of capital expenditure at the mine site. The determination of the FVLCD used Level 3 valuation techniques. Key assumptions used in the fair value models include:

Assumptions	2016	2015
Discount rate	6.50%	6%
Gold price
Short term	$ 1,250	$ 1,100
Long term	$ 1,300	$ 1,200
Foreign exchange
Canadian Dollar (CAD)
Short term/long term	CAD 1.30	CAD 1.40
Market value per gold ounce	n.a.	$ 25
Life of mine (in years)	5	11

Black Fox Complex

NOTES TO THE Carve-out FINANCIAL STATEMENTS

December 31, 2016 (Audited) and 2015 (Unaudited)

 (In thousands of United States dollars unless otherwise stated)

Black Fox Complex

The impairment test for the Black Fox Complex was based on the updated life-of-mine plan. In 2016, the resulting non-cash impairment charge for the Black Fox Complex derived from decreases in reserves and shortened mine life. In 2015, the non-cash impairment charge was related to declining metal prices, the decision to temporarily defer Grey Fox development and changes in the Black Fox mine plan to focus primarily on higher grade underground ore.

Sensitivities

The impairment charges are highly sensitive to discount rates, gold prices and foreign exchange rates used in the cash flow projection. The table below summarizes the impact on the recognized impairment charges with all the variables held constant except as follows:

Black Fox Complex
		2016	2015
Discount rate	+/- 1%	$ 2,000	$ 12,000
Gold price	+/- 10%	$ 39,000	$ 70,000
Foreign exchange
CAD	+/- 10%	$ 37,000	$ 55,000

5.Revenue

The Project is obligated to sell 8% of the future gold production at the Black Fox mine and 6.3% at the adjoining Pike River property (Black Fox Extension) to Sandstorm Gold Ltd. (“Sandstorm”).

The Project presented the value of any expected future cash flows from the sale of any future gold production to Sandstorm as part of the mining interest on acquisition, as the Project did not receive any of the upfront payment which was made by Sandstorm to acquire its interest in the gold production from Black Fox and Pike River.

During the year ended December 31, 2016, the Project recorded revenue of $2.7 million (2015 - $3.0 million) under the contract terms.

6.General and administrative expenses

General and administrative expenses comprise the following:

	2016	2015

Salaries and wages	$ 739	$ 511
Rent and office costs	8	-
Legal, accounting, consulting and professional fees	303	834
Other general and administrative expenses	59	767
	$ 1,109	$ 2,112

Black Fox Complex

NOTES TO THE Carve-out FINANCIAL STATEMENTS

December 31, 2016 (Audited) and 2015 (Unaudited)

 (In thousands of United States dollars unless otherwise stated)

7.Income Taxes

a)Tax (recovery) expense

	2016	2015

Current income tax expense	$ 0	$ 0
Deferred income tax recovery	(1,200)	(6,980)
Income tax recovery	($1,200)	($6,980)

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from continuing operations before taxes. These differences result from the following items:

	2016	2015

Loss before income taxes	($119,362)	($83,285)
Canadian federal and provincial income tax rate	26.5%	26.5%
Expected income tax (recovery) expense	(31,631)	(22,071)

(Increase) decrease attributable to:
Effect of different statutory rates on resource activity	1,789	1,249
Non-deductible expenses	110	653
Ontario mining taxes	-	1,318
Flow through share renunciation	266	415
Impairment of mining interest	29,500	14,811
Benefit of tax losses and temporary differences not recognized	(1,234)	(3,355)
Income tax recovery	($1,200)	($6,980)

b) Deferred tax liabilities and assets

The movement in deferred income tax balances is explained as follows:

	2016	2015

As at January 1	$ 0	($5,252)
Deferred tax recovery	1,200	6,980
Flow through share premium credit charged to deferred tax expense	(1,200)	(1,728)
As at December 31	$ 0	$ 0

The Project’s share of unused Canadian federal tax losses amounts to of $118.0 million (2015 - $128.4 million) and these are available to be applied against future taxable income. These losses expire from 2025 to 2036. These losses are restricted to use only against income from the same or similar business that created these losses.

Black Fox Complex

NOTES TO THE Carve-out FINANCIAL STATEMENTS

December 31, 2016 (Audited) and 2015 (Unaudited)

 (In thousands of United States dollars unless otherwise stated)

The Project’s share of deductible temporary differences,  unused tax losses and their tax effect for which no deferred tax assets have been recognized are attributable to the following:

	Temporary Differences		Tax effect
	2016	2015	2016	2015

Non-capital losses	$ 118,021	$ 128,414	$ 29,505	$ 32,103
Capital losses	-	-	-	-
Share issuance costs	-	390	-	98
Accrued liabilities and other	-	1,677	-	2,485
Resource and equipment tax pools	156,709	37,164	43,084	9,291
Ontario mining tax	123,796	17,224	10,522	1,464
	$ 398,526	$ 184,869	$ 83,111	$ 45,441

8.Supplementary cash flow information

Changes in non-cash working capital comprise the following:

	2016	2015

Inventories	$ 4,714	($1,935)
Trade and other payables	1,864	(6,587)
Other	712	184
	$ 7,290	($8,338)

9.  Cash

a)Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of 90 days or less.

b)Restricted cash

At December 31, 2016, restricted cash of $4.6 million (C$6.2 million)  (2015 - $5.9 million, equivalent to C$8.3 million) represented collateralized cash held for a letter of credit securing C$20.5 million of closure bonds held with the Ministry of Northern Development and Mines (MNDM).

Black Fox Complex

NOTES TO THE Carve-out FINANCIAL STATEMENTS

December 31, 2016 (Audited) and 2015 (Unaudited)

 (In thousands of United States dollars unless otherwise stated)

10.Inventories

	2016	2015
Current portion of inventory
Gold	$ 816	$ 2,082
Stockpiled ore	5,285	9,021
Work-in-progress	3,837	2,968
Supplies	1,442	1,757
	11,380	15,828

Long-term stockpile	-	5,694
	$ 11,380	$ 21,522

For the year ended December 31, 2016, the Project recorded inventory write downs of $0.5 million (2015 - $3.0 million) to reflect a net realizable value based on a price of $1,159 (2015 - $1,050) per ounce of gold.

11.Mining interests

	Mining properties and leases	Land and buildings	Plant, equipment and vehicles	Construction in progress	Total

Cost
At January 1, 2015	$289,445	$8,359	$125,669	$3,568	$427,041
Additions	29,545	-	4,732	(398)	33,879
Assets derecognized	-	-	(773)	-	(773)
At December 31, 2015	318,990	8,359	129,628	3,170	460,147
Additions	26,883	142	3,789	(268)	30,546
Reclassifications	1,086	3,948	(5,279)	239	(6)
Assets derecognized	-	-	(4,419)	-	(4,419)
At December 31, 2016	$346,959	$12,449	$123,719	$3,141	$486,268

Accumulated depreciation
and depletion
At January 1, 2015	$110,558	$-	$61,346	$-	$171,904
Depreciation and depletion	9,752	-	12,556	-	22,308
Impairment charge	57,301	2,603	21,096	-	81,000
Assets derecognized	-	-	(550)	-	(550)
At December 31, 2015	177,611	2,603	94,448	-	274,662
Depreciation and depletion	4,622	359	7,063	-	12,044
Impairment charge	118,000	-	-	-	118,000
Reclassifications	1,487	4,768	(6,261)	-	(6)
Assets derecognized	-	-	(4,112)	-	(4,112)
At December 31, 2016	$301,720	$7,730	$91,138	$-	$400,588

Carrying value
At December 31, 2015	$141,379	$5,756	$35,180	$3,170	$185,485
At December 31, 2016	$45,239	$4,719	$32,581	$3,141	$85,680

Certain assets of the Black Fox Complex are pledged as security for the gold purchase agreement  (Note 5) as well as the Owner’s Revolving Credit Facility.

Black Fox Complex

NOTES TO THE Carve-out FINANCIAL STATEMENTS

December 31, 2016 (Audited) and 2015 (Unaudited)

 (In thousands of United States dollars unless otherwise stated)

The carrying value of property, plant and equipment under finance leases at December 31, 2016 was $7.5 million (December 31, 2015 - $7.0 million). The lessors hold first security rights over the leased assets which include trucks, loaders, scoops, drills, mill and other heavy equipment.

The basis for calculating the depletion expense is described in Note 2, “Basis of preparation and  significant accounting policies”.    The following table gives further details of the depletion calculation:

	Black Fox
	2016		2015
	$	oz	$	oz

Depletable pools	$29,200	0.2 million	$42,300	0.3 million
Non-depletable pools	89,700		83,400

Depletion expense for the year ended December 31, 2016 was $4.6 million (2015 - $9.7 million).

Depreciation and depletion expense for the year ended December 31, 2016 was $16.1 million (2015 - $22.3 million), of which $4.1 million represents the non-cash component released from inventories in the year ended December 31, 2016, net of capitalized depreciation during the period (2015 – $1.0 million capitalized to inventories).

12.Debt

	December 31 2016	December 31 2015

Current debt
Finance lease liabilities (a)	$1,203	$ 4,666
	1,203	4,666

Long-term debt
Finance lease liabilities (a)	$ 406	$ 1,227
	406	1,227
	$ 1,609	$ 5,893

(a)The Project is obligated under various finance leases for equipment as well as a milling facility at the Black Fox Complex.  All finance lease agreements provide that the Project can purchase the leased equipment at the end of the lease term for a nominal amount.  Interest payable on the various leases range from a fixed rate of 4.75% to 6.60%.   The are no restrictions placed on the Project as a result of these leases, however, the lessors hold first security rights over the leased assets.

13.Decommissioning liability

The decommissioning liability consists of reclamation and closure costs for the Black Fox Complex.  The undiscounted cash flow amount of the total obligation was $26.0 million at

Black Fox Complex

NOTES TO THE Carve-out FINANCIAL STATEMENTS

December 31, 2016 (Audited) and 2015 (Unaudited)

 (In thousands of United States dollars unless otherwise stated)

December 31, 2016 (2015 - $26.0 million) and the present value of the obligation was estimated at $19.9 million (2015- $18.9 million).

Total

Decommissioning liability, January 1, 2015	$ 23,176
Accretion, foreign exchange and other adjustments	(4,206)
At December 31, 2015	18,970
Accretion, foreign exchange and other adjustments	939
At December 31, 2016	$ 19,909

The discount rates  used by the Project in 2016 and 2015 are based on prevailing risk-free pre-tax rates in Canada, respectively, for periods of time which coincide with the period over which the decommissioning costs are discounted. The following table summarizes the assumptions used in provision for the years ended December 31, 2016 and 2015:

	Expected years	Discount rate	Inflation rate
2016	5 yrs	2.34%	2.00%
2015	11 yrs	2.00%	2.00%

14.  Capital management

Prior to the sale of the Project, the Project’s objectives in managing capital were to:

▪	ensure the Project has the financial capacity to support its operations in a low gold price environment;
▪	ensure the Project has the capital and capacity to support its long-term growth strategy; and
▪	provide benefits for other stakeholders.

The Project’s capital items were the following:

	December 31 2016	December 31 2015

Cash and cash equivalents	$ 4,722	$ 11,226
Current debt	1,203	4,666
Long-term debt	406	1,227
Equity in net assets	75,755	191,585

To support the Project ’s capital management objectives, Primero’s Management manages the Project’s capital structure and makes adjustments to it within the context of Primero’s strategy, economic conditions and risk characteristics of its underlying assets. To maintain or adjust its capital structure, Primero may attempt to issue shares, adjust the amount of debt or enter into new debt.

Black Fox Complex

NOTES TO THE Carve-out FINANCIAL STATEMENTS

December 31, 2016 (Audited) and 2015 (Unaudited)

 (In thousands of United States dollars unless otherwise stated)

Several key policy guidelines are used to manage the Owner’s capital structure:

▪	ensure that there is sufficient cash to meet its liabilities when they are due;
▪	evaluate its financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner;
▪	maintain a liquidity cushion to address operational and/or industry disruptions or downturns; and
▪	maintain a conservative level of debt relative to total capital and earnings within the context of financial forecasts for pricing, costs and production.

15.  Financial instruments

The Project’s financial instruments at December 31, 2016 consist of cash, restricted cash, trade and other receivables,  trade and other payables, and debt.

At December 31, 2016, the carrying amounts of cash and cash equivalents,  restricted cash, trade and other receivables, and trade and other payables are considered to be a reasonable approximation of their fair values due to their short-term nature.

Fair value measurements of financial assets and liabilities recognized on the Consolidated Statements of Financial Position

The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

At December 31, 2016, there were no financial assets or liabilities measured and recognized on the consolidated statements of financial position at fair value that would be categorized as Level 1, 2 or 3 in the fair value hierarchy (December 31, 2015 – $nil).

The following describes the types of financial instrument risks to which the Project is exposed and its objectives and policies for managing those risk exposures:

 a)Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Project by failing to discharge its obligations. Credit risk is primarily associated with trade and other receivables; however, it also arises on cash and cash equivalents and restricted cash. To mitigate exposure to credit risk on financial assets, the Project ensures non-related counterparties demonstrate minimum acceptable credit worthiness and ensures liquidity of available funds.

The Project closely monitors its financial assets and does not have any significant concentration of credit risk with non-related parties. The Project invests its cash and cash equivalents in highly rated financial institutions and sells its products exclusively to organizations with strong credit

Black Fox Complex

NOTES TO THE Carve-out FINANCIAL STATEMENTS

December 31, 2016 (Audited) and 2015 (Unaudited)

 (In thousands of United States dollars unless otherwise stated)

ratings. The credit risk associated with trade receivables at December 31, 2016 is considered to be negligible.

The Project’s maximum exposure to credit risk at December 31, 2016 and 2015 is as follows:

	2016	2015

Cash and restricted cash	$ 9,299	$ 17,146
Trade and other receivables	447	1,056
	$ 9,746	$ 18,202

b)Liquidity risk

Liquidity risk is the risk that the Project will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Project’s objectives and key guidelines for capital management, including management of long-term debt, are described in Note 14.

The Project expects to discharge its commitments as they come due from its existing cash balances, cash flow from operations, collection of receivables, and funding provided by Primero and post-October 6, 2017 by McEwen Mining Inc.

The table below shows the Project’s liquidity risk profile at December 31, 2016:

	Within 1 year	2-5 years	Total

Cash and cash equivalents	$4,722	$-	$4,722
Trade and other payables	(9,744)	-	(9,744)
Finance lease liabilities	(1,203)	(406)	(1,609)
Total	($6,225)	($406)	($6,631)

Refer to note 2 b) for the Project’s plans to address liquidity risk associated with the current working capital deficiency. The Project has entered into commercial leases on certain types of equipment and office space which have been classified as operating leases. These leases have terms of between 1 and 6 years.  There are no restrictions placed on the Project as a result of entering into these leases.  Some of the leases contain renewal or purchase options at the end of the lease.  The total operating lease expense during the year ended December 31, 2016 was $0.3 million (2015 - $0.4 million).

c) Market risk

(i) Currency risk

Currency risk is the risk that the fair values or future cash flows of the Project’s financial instruments will fluctuate because of changes in foreign currency exchange rates. Exchange rate fluctuations may affect the costs incurred in the Project’s operations. Gold is sold in US dollars and costs are incurred principally in Canadian dollars. The appreciation of the Canadian dollar

Black Fox Complex

NOTES TO THE Carve-out FINANCIAL STATEMENTS

December 31, 2016 (Audited) and 2015 (Unaudited)

 (In thousands of United States dollars unless otherwise stated)

against the U.S. dollar can increase the costs of gold production and capital expenditures in US dollar terms. The Project also holds cash that is denominated in Canadian dollars which are subject to currency risk. The Project’s head office general and administrative expenses, that are specifically related to the Project, are mainly denominated in Canadian dollars and are translated to US dollars at the average rate during the period, and as such if the US dollar appreciates as compared to the Canadian dollar, the costs of the Project would decrease in US dollar terms. Changes in exchange rates give rise to temporary differences resulting in a deferred tax liability or asset with the resulting deferred tax charged or credited to income tax expense.

During the year ended December 31, 2016, the Project recognized a loss of $0.5 million on foreign exchange (2015 – gain of $2.8 million). Based on the above net exposures at December 31, 2016, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in a $2.3 million increase or decrease in the Project’s earnings (loss) before income taxes (2015  -  $1.3 million).

The Project does not currently use derivative instruments to reduce its exposure to currency risk, however, management monitors its differing currency needs and tries to reduce its exposure to currency risks through exchanging currencies at what are considered to be optimal times.

(ii)Price risk

Price risk is the risk that the fair value or future cash flows of the Project’s financial instruments will fluctuate because of changes in commodity prices. Profitability depends on sales prices for gold. Metal prices are affected by numerous factors such as the sale or purchase of gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major producing countries throughout the world.

The table below summarizes the impact on earnings (loss) before income tax for a 10% change in the average commodity price achieved by the Project during the year.  The analysis is based on the assumption that the gold prices move 10% with all other variables held constant.

	2016	2015

Gold price
10% increase	$ 5,089	$ 5,505
10% decrease	(5,089)	(5,505)

16.  Commitments and contingencies

(a)The Owner has agreed to indemnify its directors and officers, and the directors and officers of its subsidiaries, to the extent permitted under corporate law, against costs and damages incurred as a result of lawsuits or any other judicial, administrative or investigative proceeding in which said directors or officers are sued as a result of their services. The directors’ and officers are covered by directors’ and officers’ liability insurance.

Black Fox Complex

NOTES TO THE Carve-out FINANCIAL STATEMENTS

December 31, 2016 (Audited) and 2015 (Unaudited)

 (In thousands of United States dollars unless otherwise stated)

In July 2016, the Owner and certain officers were served with a class action lawsuit that was filed earlier in the year in the State of California seeking to recover damages for investors in the Owner’s common shares under the U.S. federal securities laws. The Owner filed a motion to dismiss this action which was granted on January 30, 2017. The plaintiff’s claims were dismissed without prejudice and the plaintiffs filed an amended complaint on February 27, 2017. On July 14, 2017 the Owner’s motion to dismiss the amended complaint was granted and the plaintiffs’ claims were dismissed without prejudice. Rather than amend the complaint again, the plaintiffs asked the federal court to enter final judgment and initiated an appeal of the dismissal to the Ninth Circuit Court of Appeals on September 8, 2017. The appeals court has issued a schedule whereby the parties will complete their briefing by the end of January 2018. A ruling on the appeal is expected sometime in 2018. The Owner intends to vigorously defend this class action lawsuit.

(b)As at December 31, 2016, the Project had entered into commitments to purchase plant and equipment totaling $0.2 million (December 31, 2015 - $nil).

(c)Due to the size, complexity and nature of the Project’s operations, various legal and tax matters arise in the ordinary course of business. The Project accrues for such items when a liability is both probable and the amount can be reasonably estimated.